Exhibit 16.1

www.bdo.com	661 Sunnybrook Rd., Suite 100 Ridgeland, MS 39157

February 19, 2026

Securities and Exchange Commission

450 5th Street N.W.

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.02 of Form 8-K for the event that occurred on February 12, 2026, filed by Norris Industries, Inc on February 18, 2026. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

BDO USA refers to BDO USA, P.C., a Virginia professional corporation, also doing business in certain jurisdictions with an alternative identifying abbreviation, such as Corp. or P.S.C.

BDO USA, P.C. is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.